November 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shalini Shah

 Benjamin Meeks

Re:	Nissan Auto Leasing LLC II

Nissan-Infiniti LT LLC

Registration Statement on Form SF-3

File Nos. 333-282606 and 333-282606-01 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Nissan Auto Leasing LLC II and Nissan-Infiniti LT LLC (the “Registrants”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern time) on November 29, 2024 or as soon as thereafter practicable.

The Registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

NISSAN AUTO LEASING LLC II

By:	/s/ Douglas E. Gwin, Jr.
Name:	Douglas E. Gwin, Jr.
Title:	Assistant Treasurer

NISSAN-INFINITI LT LLC

By:	/s/ Douglas E. Gwin, Jr.
Name:	Douglas E. Gwin, Jr.
Title:	Assistant Treasurer

NALT SF-3 Shelf

Acceleration Request (2024)